

August 27, 2012

Via e-mail:
Mr. Robert J. Barish
Senior Vice President and Controller
Verizon Communications Inc.
140 West Street
New York, NY 10007

> **Re:** **Verizon Communications Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 24, 2012**
> **File No. 1-08606**

Dear Mr. Barish:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Risk Factors, page 15

Breached of network or information technology security, natural disasters or…, page 17

1. We note you disclose that cyber attacks or other breaches of network or information technology security may cause equipment failures or disrupt your operations. You also disclose that the risk of cyber attacks and security breaches occurring has intensified. If you have experienced any of these events related to cyber attacks or breaches in the past, in future filings, beginning in your next Form 10-Q, please state that fact in order to provide the proper context for your risk factor disclosure. Please refer to the Division of Corporation Finance's Disclosure Guidance Topic No. 2 at

http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

Exhibit 13

Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-operational Charges

Consolidated Operating Income and EBITDA

2. We note that the non-GAAP measure labeled Consolidated Adjusted EBITDA eliminates charges attributed to severance, pension and benefits which you describe as non-operating charges included in operating expenses. You state that this non-GAAP measure is useful to investors in evaluating your operating profitability: (1) on a more variable cost basis as it excludes depreciation and amortization and (2) in relation to your competitors. This disclosure does not appear to sufficiently explain how the non-GAAP adjustment to eliminate actuarial gains / losses is useful to investors: (1) as these gains/losses are unrelated to depreciation and amortization and (2) their relationship to your competitors is unclear.   Accordingly, please clarify your disclosures to explain how the measure that eliminates actuarial gains/losses associated with the pension and benefit charges is useful to investors.

   We note that the "Other Items" section provides additional details regarding the non-GAAP adjustments. For clarity, please either cross-reference the Other Items section in your discussion of the non-GAAP measure (along with a clear statement in the Other Items section that the non-GAAP measure presented earlier excludes the items discussed in Other Items) or include the Other Items discussion as part of your non-GAAP measure disclosures.

   In addition, please disclose what these adjustments represent in the context of your pension and other benefits accounting policy of immediate recognition of actuarial gains and losses as well as provide quantitative context for the actual and expected asset returns. In this regard, clarify disclosure for each period presented by stating (2011 amounts are shown for example below):

   • That the non-GAAP measure excludes all actuarial gains / losses (a $6 billion loss in 2011) associated with your pension and benefit plans, which you immediately recognize in the income statement, pursuant to your accounting policy for the recognition of actuarial gains / losses.

   • As a result, the non-GAAP measure reflects an expected return on plan assets of $X (based on an average expected return on plan assets of 8%), rather than the actual return on plan assets of $X (actual return of 5%), as included in the GAAP measure of income.

Please make conforming changes in your next earnings release.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director